FOR IMMEDIATE RELEASE           Contact: Guy T. Marcus
November 19, 1998                        Vice President-Investor Relations
                                         214/978-2691


                     HALLIBURTON $150 MILLION NOTES OFFERING


         DALLAS, Texas - An offering of $150 million principal amount of Halliburton Company (NYSE:HAL) 5.625 percent notes due December 1, 2008 under the company's medium-term note program was issued today through the lead manager Merrill Lynch, and co-managers Lehman Brothers and Morgan Stanley Dean Witter. The notes were priced at 99.976 percent to yield 5.628 percent to maturity.

         The net proceeds from the sale of the notes will be added to Halliburton's general funds and used for general corporate purposes, which may include repayment of short-term debt and other corporate obligations.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. In 1997 Halliburton conducted business with a workforce of approximately 100,000 in over 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.


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